UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-256665

Abits Group Inc

Level 24 Lee Garden One 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

As previously reported, on April 12, 2024, the Registrant received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) notifying the Registrant that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Listing Rule”).

The Registrant was provided 180 calendar days, or until October 9, 2024, to regain compliance with the Listing Rule. On October 10, 2024, Nasdaq granted the Registrant an additional 180 calendar days, or until April 7, 2025, to regain compliance.

Since then, Nasdaq has determined that for 10 consecutive business days, from March 10, 2025 through March 21, 2025, the closing bid price of the Registrant’s ordinary shares has been at $1.00 per share or greater. On March 24, 2025, Nasdaq notified the Registrant that it has regained compliance with the Listing Rule and the matter is now closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated March 25, 2025, entitled “Abits Group Inc Regains Compliance with NASDAQ Minimum Bid Price Requirement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date:	March 25, 2025	By:	/s/ Conglin Deng
		Name:	Conglin Deng
		Title:	Chief Executive Officer